UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         CONCURRENT COMPUTER CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    206710204
                                 (CUSIP Number)

                                 March 20, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                               Page 1 of 13 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 2 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                280,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 280,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            280,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .59%

12       Type of Reporting Person*

                  PN; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 3 of 13 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                                39,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,707,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 39,000
    With
                           8        Shared Dispositive Power
                                          2,707,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,746,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.81%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 4 of 13 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WHITE ROCK CAPITAL, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  TEXAS

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               2,746,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         2,746,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,746,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.81%

12       Type of Reporting Person*

                  CO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 5 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  THOMAS U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                               0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               2,746,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         2,746,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,746,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    5.81%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 206710204                                           Page 6 of 13 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  JOSEPH U. BARTON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                10,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                2,746,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 10,000
    With
                           8        Shared Dispositive Power
                                          2,746,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,756,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.83%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 13 Pages


Item 1(a)           Name of Issuer:

                    Concurrent Computer Corporation (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    2101 West Cypress Creek Road,Fort Lauderdale, FL 33309-1892.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    (i) White Rock Capital Partners, L.P., a Texas limited partnership ("White Rock Partners"),

                    (ii) White Rock Capital  Management,  L.P., a Texas  limited partnership ("White Rock Management"),

                    (iii)White Rock Capital,  Inc., a Texas corporation  ("White
                         Rock, Inc."),

                    (iv) Thomas U. Barton and

                    (v)  Joseph U. Barton.


                    This Statement relates to Shares that were acquired by White Rock Management on behalf of certain institutional clients (the "White Rock Clients"). This Statement also relates to Shares held for the accounts of White Rock Partners, White Rock Management and Joseph U. Barton. The general partner of White Rock Partners is White Rock Capital Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc.

Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address and principal business office of each of White Rock Partners, White Rock Management, White Rock, Inc., Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)           Citizenship:

                    i) White Rock Partners is a Texas limited partnership;

                    ii) White Rock Management is a Texas limited partnership;

                    iii) White Rock, Inc. is a Texas corporation;

                    iv) Thomas U. Barton is a United States citizen; and

                    v) Joseph U. Barton is a United States citizen.

                                                              Page 8 of 13 Pages


Item 2(d)           Title of Class of Securities:

                           Common Stock, $.01 par value (the "Shares").

Item 2(e)           CUSIP Number:

                           206710204

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                         Items (a)-(j) not applicable.

                         If this statement is filed purusant to Rule 13d-1(c), check this box. [X]

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 20, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i)  Each of White Rock,  Inc.,  White Rock  Management
and Thomas U. Barton may be deemed to be the beneficial owner of 2,746,500 Shares. This number consists of (1) 2,427,500 Shares held for the accounts of White Rock Clients, (2) 280,000 Shares held for the account of White Rock Partners and (3) 39,000 Shares held for the account of White Rock Management.

                         (ii) White  Rock  Partners  may  be  deemed  to be  the
beneficial owner of the 280,000 Shares held for its account.

                         (iii)Joseph  U.  Barton  may be deemed  the  beneficial
owner of 2,756,500 Shares. This number consists of (1) 2,427,500 Shares held for the accounts of White Rock Clients, (2) 280,000 Shares held for the account of White Rock Partners, (3) 39,000 Shares held for the account of White Rock Management and (4) 10,000 Shares held for his personal account.

Item 4(b)           Percent of Class:

                    (i) The number of Shares of which each of White Rock, Inc., White Rock Management and Thomas U. Barton may be deemed to be the beneficial owner constitutes approximately 5.81% of the total number of Shares outstanding.

                    (ii) The number of Shares of which White Rock Partners may be deemed to be the beneficial owner constitutes approximately .59% of the total number of Shares outstanding.

                    (iii)The number of Shares of which Joseph U. Barton may be deemed the beneficial owner constitutes approximately 5.83% of the total number of Shares outstanding.

                                                              Page 9 of 13 Pages


Item 4(c)           Number of shares as to which such person has:

          White Rock Partners
          -------------------

          (i)  Sole power to vote or to direct the vote:                 280,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   280,000

          (iv) Shared power to dispose or to direct the disposition of:        0


          White Rock Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  39,000

          (ii) Shared power to vote or to direct the vote:             2,707,500

          (iii) Sole power to dispose or to direct the disposition of:    39,000

          (iv) Shared power to dispose or to direct the disposition of:2,707,500

          White Rock, Inc.
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,746,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,746,500

          Thomas U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             2,746,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,746,500

          Joseph U. Barton
          ----------------

          (i)  Sole power to vote or to direct the vote:                  10,000

          (ii) Shared power to vote or to direct the vote:             2,746,500

          (iii) Sole power to dispose or to direct the disposition of:    10,000

          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       2,746,500

                                                             Page 10 of 13 Pages


Item 5.             Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                         (i) The  shareholders  or partners of each of the White
Rock Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by the respective White Rock Client in accordance with their partnership or ownership interests in the respective White Rock Client.

                         (ii) The  partners  of White Rock  Management  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Management in accordance with their partnership interests in White Rock Management.

                         (iii) The  partners  of White  Rock  Partners  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by White Rock Partners in accordance with their partnership interests in White Rock Partners.

                         (iv) Joseph U. Barton has the right to  participate  in
the receipt of dividends from, or proceeds from the sale of, the Shares held for his personal account.

                    White Rock Partners expressly disclaims beneficial ownership of any Shares held for the accounts of the White Rock Clients, White Rock Management and Joseph U. Barton. Each of White Rock Management, White Rock Inc. and Thomas U. Barton expressly disclaims beneficial ownership of any Shares held for the account of Joseph U. Barton.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                           This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 11 of 13 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 27, 1998         WHITE ROCK CAPITAL PARTNERS, L.P.

                              By:  White Rock Capital Management, L.P.
                                   Its General Partner

                                   By:  White Rock Capital, Inc.
                                        Its General Partner

                                        By:  /S/ THOMAS U. BARTON
                                             ----------------------------------
                                             Thomas U. Barton
                                             President


Date:  March 27, 1998         WHITE ROCK CAPITAL MANAGEMENT. L.P.

                              By:  White Rock Capital Inc.
                                   Its General Partner

                                   By:  /S/ THOMAS U. BARTON
                                        ---------------------------------------
                                        Thomas U. Barton
                                        President


Date:  March 27, 1998         WHITE ROCK CAPITAL, INC.

                              By:  /S/ THOMAS U. BARTON
                                   --------------------------------------------
                                   Thomas U. Barton
                                   President


Date:  March 27, 1998         /S/ THOMAS U. BARTON
                              -------------------------------------------------
                              Thomas U. Barton


Date:  March 27, 1998         /S/ JOSEPH U. BARTON
                              -------------------------------------------------
                              Joseph U. Barton

                                                             Page 12 of 13 Pages



                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.        Joint  Filing  Agreement  dated  March 27,  1998 by and
          among White Rock  Capital  Partners,  L.P.,  White Rock
          Capital  Management,  L.P.,  White Rock Capital,  Inc.,
          Thomas U. Barton and Joseph U. Barton..................          13